EXHIBIT (a)(1)(vii)
April 12, 2005
      To the Participants in Our Employee Stock Ownership and 401(k) Savings Plan:
      We are offering to purchase up to 128,832 of our common shares (approximately 15.0% of our currently outstanding shares) from our shareholders at a cash price of $66.00 per share. As a participant in the Pavilion Bancorp, Inc. Employee Stock Ownership and 401(k) Savings Plan (“ESOP/401(k) Plan”), you are eligible to participate in this tender offer. A copy of the Offer to Purchase, the Letter of Transmittal, Trustee Direction Form, and other related materials are enclosed.
      In October 2004, we divested our wholly-owned subsidiary, Bank of Washtenaw, for $15.1 million. This resulted in a substantial gain to us and has resulted in excess capital. We are making this offer because we believe that the purchase of our common shares will result in a more optimal capital structure. By reducing the amount of our equity capital and the number of outstanding shares, we anticipate that we can increase our return on equity and earnings per share, assuming continued profitability. We believe that our offer will also provide liquidity to you by giving you an opportunity to sell all or part of your investment in our shares on potentially more favorable terms than would otherwise be available.
      To assist us with this offer, we have engaged Donnelly Penman & Partners to serve as the Information Agent and Dealer Manager. Representatives from Donnelly Penman & Partners may contact you by phone to make sure you have received the Offer to Purchase and related materials and to answer any questions you may have. If you need information or additional forms, please call Donnelly Penman & Partners, toll free, at (866) 440-2482.
The Offer in Brief
      We are offering to purchase up to 128,832 of our common shares from our shareholders at a cash price of $66.00 per share. Only shares properly tendered and not properly withdrawn will be purchased. However, because of the proration provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if more than 128,832 shares are properly tendered. All shares tendered and not purchased, including shares not purchased because of proration or the conditional tender procedures, will be returned at our expense as soon as practicable following the expiration date.
      We reserve the right, in our sole discretion, to purchase more than 128,832 shares pursuant to the offer, subject to applicable law. Upon the terms and conditions of our offer, if more than 128,832 shares are properly tendered and not properly withdrawn, we will first purchase shares from any “odd lot holder,” which does not include a participant in the ESOP/401(k) Plan. Second, we will purchase all other shares properly tendered on a pro rata basis with appropriate adjustments to avoid purchases of fractional shares, and this group includes shares held indirectly by a participant in the ESOP/401(k) Plan.
      A TENDER OF YOUR SHARES CAN BE MADE ONLY BY THE TRUSTEE AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER YOUR SHARES HELD BY THE TRUSTEE FOR YOUR ACCOUNT.
      Accordingly, please use the attached yellow “Trustee Direction Form” to instruct the Sky Trust, the Trustee, as to whether you wish the Trustee to tender any or all of the shares the Trustee holds for your account upon the terms and subject to the conditions described in the Offer to Purchase and the related Letter of Transmittal. However, if you hold shares outside of the ESOP/401(k) Plan and wish to tender those shares as well, then you need to complete the blue Letter of Transmittal according to its instructions. In either case, we urge you to read the Offer to Purchase and Letter of Transmittal carefully before making any decision regarding the tender offer.
We Call Your Attention to the Following:
      1. The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to certain other conditions described in the Offer to Purchase and the Letter of Transmittal.
      2. THE TENDER OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., EASTERN TIME, ON FRIDAY, MAY 20, 2005, UNLESS WE EXTEND THE TENDER OFFER. HOWEVER, PLEASE NOTE THAT TO ALLOW SUFFICIENT TIME FOR THE TRUSTEE TO PROCESS YOUR INSTRUCTIONS, THE TRUSTEE DIRECTION FORM MUST BE RECEIVED BY THE TRUSTEE BY 5:00 P.M., EASTERN TIME, ON TUESDAY, MAY 17, 2005.
      3. The tender offer is for 128,832 shares, constituting approximately 15.0% of the shares outstanding as of April 1, 2005.
      4. Tendering participants will not be obligated to pay any brokerage commissions or fees, solicitation fees, or stock transfer taxes on our purchase of shares under the tender offer, except as set forth in the Offer to Purchase and the Letter of Transmittal.
      5. Participants in the ESOP/401(k) Plan cannot be “odd lot” holders regardless of the number of shares that you may hold indirectly.
      6. The Board of Directors has approved the tender offer. However, neither Pavilion Bancorp, Inc. nor its Board of Directors, the Dealer Manager/ Information Agent, or the Trustee makes any recommendation to shareholders as to whether they should tender or not tender their shares. Shareholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.
      7. If you wish to have the Trustee tender any or all of your shares, please so instruct the Trustee by completing, executing, detaching, and returning to the Trustee the attached yellow Trustee Direction Form. If you authorize the Trustee to tender your shares, Sky Trust will tender all such shares unless you specify otherwise on the attached Trustee Direction Form. Please forward your Trustee Direction Form to the Trustee so that it is received by 5:00 p.m., Eastern time, on Tuesday, May 17, 2005, unless the tender offer is extended, in which case, by 5:00 p.m., Eastern time, on the third business day prior to the expiration of the tender offer, as extended.
      8. If you fail to complete, sign, or timely transmit the Trustee Direction Form to the Trustee, you will be deemed to have instructed the Trustee not to offer any of your shares for sale under this tender offer.
      9. You should consult with your financial and tax advisor to fully determine the financial and tax consequences of tendering your shares.
      10. The tender offer is being made solely under the Offer to Purchase and the related Letter of Transmittal and is being made to all record holders of shares. The tender offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares residing in any jurisdiction in which the making of the tender offer or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.
      Unless otherwise extended, the tender offer will expire at 5:00 p.m., Eastern time, on Friday, May 20, 2005. However, the Trustee must receive the enclosed Trustee Direction Form by 5:00 p.m., Eastern time, on Tuesday, May 17, 2005 to tender the shares held on your behalf in the ESOP/401(k) Plan. We again encourage you to read carefully the enclosed materials.

Sincerely,

Douglas L. Kapnick
Chairman of the Board

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